EXHIBIT 99.1

NOMAD ROYALTY COMPANY LTD.

NOTICE OF SPECIAL MEETING OF NOMAD SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of holders (“Nomad Shareholders”) of common shares (“Nomad Shares”) of Nomad Royalty Company Ltd. (“Nomad”) will be held on August 9, 2022 at 11:00 a.m. (Eastern time) as a virtual meeting via live webcast for the following purposes:

1.	to consider and, if thought advisable, to pass, with or without variation, a resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix B to the accompanying management information circular of Nomad dated July 11, 2022 (the “Circular”), approving the plan of arrangement involving Nomad and Sandstorm Gold Ltd. (“Sandstorm”) under Section 192 of the Canada Business Corporations Act (the “Arrangement”) pursuant to which Sandstorm will, among other things, acquire all of the issued and outstanding common shares of Nomad (the “Nomad Shares”), all as more particularly described in the Circular; and

2.	to transact such further and other business as may properly be brought before the Meeting or any postponement or adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the Circular which accompanies this Notice of Special Meeting of Nomad Shareholders.

The board of directors of Nomad (the “Nomad Board”) UNANIMOUSLY recommends that Nomad Shareholders vote IN FAVOUR of the Arrangement Resolution. It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved by at least (i) 66⅔% of the votes cast on the Arrangement Resolution by Nomad Shareholders present virtually or represented by proxy at the Meeting, and (ii) a simple majority of the votes cast by Nomad Shareholders present virtually or represented by proxy at the Meeting, excluding the votes cast by certain persons required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

The record date for determining the Nomad Shareholders entitled to receive notice of and vote at the Meeting is the close of business on July 5, 2022 (the “Record Date”). Only Nomad Shareholders whose names have been entered in the register of Nomad Shareholders as of the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting.

In an effort to safeguard the health and safety of all stakeholders and the broader community from the COVID-19 pandemic, Nomad has opted to proceed with a virtual format enabling Nomad Shareholders to attend and vote at the Meeting via live webcast. This virtual format will enable greater participation of Nomad Shareholders by allowing Nomad Shareholders who might not otherwise be able to travel to a physical meeting to attend virtually. Nomad Shareholders and other interested parties can attend the Meeting online by going to https://web.lumiagm.com/464962717 and using the following password: nomad2022 (case sensitive). During the audio webcast, attendees will be able to hear the Meeting live, and Registered Shareholders (as defined below) as of the Record Date and duly appointed and registered proxyholders will be able to submit questions and vote while the Meeting is being held. The accompanying Circular provides important and detailed instructions about how to participate at the virtual Meeting.

Your vote is important regardless of the number of Nomad Shares you own. Whether or not they are able to attend the Meeting virtually, Nomad Shareholders are urged to vote as soon as possible by following the instructions set out on the form of proxy or voting instruction form, as applicable, which accompanies this Notice of Special Meeting.

Nomad Shareholders whose Nomad Shares are registered in their name or through a direct registration system (“Registered Shareholders”) who are unable to attend the Meeting or any postponement or adjournment thereof are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the internet, in each case in accordance with the enclosed instructions. To be used at the Meeting, the completed proxy form must be deposited at the office of Nomad’s transfer agent, Computershare Investor Services Inc. (“Computershare”), 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, by facsimile at 416-263-9524 or 1-866-249-7775, or toll free at 1-866-732-8683. Internet voting can be completed at http://www.investorvote.com. Beneficial Shareholders (as defined below) who receive these materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or intermediary.

Non-Registered or Nomad Shareholders whose Nomad Shares are held in the name of an intermediary or in the name of a clearing agency (“Beneficial Shareholders”) who have not appointed themselves as proxyholders will be able to attend the Meeting as guests, virtually, but will not be able to vote, ask questions or otherwise participate. Beneficial Shareholders who wish to appoint a proxyholder or wish to appoint themselves as proxyholders must also follow the additional steps set forth in the Circular. Failure to register the proxyholder with Nomad’s transfer agent will result in the proxyholder not receiving a 13-digit “Control Number” to participate in the virtual meeting and only being able to attend as a guest. Please refer to the instructions provided in the accompanying Circular under the heading “General Information concerning the Meeting and Voting”. To be effective, a proxy must be received by Computershare not later than 11:00 a.m. (Eastern time) on August 5, 2022, or in the case of any postponement or adjournment of the Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the postponed or adjourned Meeting.

Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

Pursuant to the plan of arrangement pertaining to the Arrangement, substantially in the form of Appendix C to the Circular (the “Plan of Arrangement”), and the interim order obtained from the Superior Court of Québec (Commercial Division) in respect of the Arrangement (the “Interim Order”), Registered Shareholders as of the Record Date have a right to dissent in respect of the Arrangement Resolution. If the Arrangement is completed and their dissent right has been validly exercised, Registered Shareholders are entitled to be paid an amount equal to the fair value of their Nomad Shares. This dissent right and the dissent procedures are described in the Circular. A Registered Shareholder who wishes to dissent must provide a written dissent notice so that it is received by Nomad c/o Fasken Martineau DuMoulin LLP, (i) by mail to: 800 rue Square Victoria, Suite 3500, Montreal, Québec, Canada H4Z 1E9, Attention: Sébastien Bellefleur, by email to sbellefleur@fasken.com with the subject Nomad Royalty Company Ltd. – Dissent Notice or (iii) by facsimile to 514-397-7600 (Attention: Sébastien Bellefleur), on or prior to 5:00 p.m. (Eastern time) on August 5, 2022 or 5:00 p.m. (Eastern time) on the day which is two business days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time), and must otherwise strictly comply with the dissent procedures described in the Circular. Only Registered Shareholders as of the Record Date are entitled to dissent. Accordingly, a Beneficial Shareholder desiring to exercise the right of dissent must make arrangements for a Registered Shareholder to dissent on his, her or its behalf. It is recommended that any Nomad Shareholder wishing to exercise a right of dissent seek independent legal advice. Failure to strictly comply with the requirements set forth in Section 190 of the Canada Business Corporations Act, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of the right to dissent with respect to the Arrangement. See “Rights of Dissenting Shareholders” in the Circular and Appendix N to the Circular.

If you have any questions about the information contained in this Circular or require assistance in completing your form of proxy or letter of transmittal, please feel free to contact Nomad’s transfer agent and depositary for the Arrangement, Computershare, by telephone at 1-800-564-6253 or (toll free in North America) at 514-982-7555.

DATED this 11th day of July, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Elif Lévesque”
Elif Lévesque
Chief Financial Officer and Corporate Secretary
Nomad Royalty Company Ltd.

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